SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                     _______________________

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934


                   Loyola Capital Corporation
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)


                            549089100
                         (CUSIP Number)

                       John C. Clark, III
                  Crestar Financial Corporation
                      919 East Main Street
                    Richmond, Virginia  23219
                         (804) 782-7445
         (Name, Address and Telephone Number of Persons
        Authorized to Receive Notices and Communications)

                         April 27, 1995
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.

     Check the following box if a fee is being paid with the
statement.   (A fee is not required only if the reporting
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                 (Continued on following pages)


CUSIP No. 549089100      13D                  Page 2 of 12 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Crestar Financial Corporation
     I.R.S. No. 54-0722175

2    CHECK THE APPROPRIATE BOX IF                   (a)
     A MEMBER OF A GROUP                            (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS
     WC

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)  Not applicable

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH    7    SOLE VOTING POWER        0
        8    SHARED VOTING POWER      0
        9    SOLE DISPOSITIVE POWER   0
       10    SHARED DISPOSITIVE POWER  0
       11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
             1,613,442 shares of Loyola Capital Corporation Common Stock*

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES       Not applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.9%

14   TYPE OF REPORTING PERSON
     Co.

*Pursuant to a Stock Option Agreement dated as of April 27, 1995 Loyola Capital Corporation has granted an option to Crestar, exercisable in certain events, to purchase up to 1,613,442 newly issued shares of Loyola Capital Corporation Common Stock, representing (on a post-purchase basis) approximately 19.9% of Loyola Capital Corporation Common Stock.


ITEM 1.   Security and Issuer.

     The title of the class of equity securities to which this Schedule relates is Loyola Capital Corporation Common Stock ("Loyola Common Stock"). Loyola Capital Corporation ("Loyola") is a Maryland chartered thrift holding company for Loyola Savings Bank FSB, a federally chartered savings association. The address of Loyola's principal executive offices is 1300 North Charles Street, Baltimore, Maryland 21201.

ITEM 2.   Identity and Background.

     The following information is given with respect to the persons filing this Statement:

     (a)  Crestar Financial Corporation, a Virginia corporation
("Crestar").

     (b) The principal executive offices of Crestar are located at 919 East Main Street, Richmond, Virginia 23219.

     (c) Crestar is a bank holding company doing business through wholly-owned subsidiaries in Virginia, Washington, D.C.
and Maryland.

     (d) Crestar has not, during the last five years, been convicted in a criminal proceeding.

     (e) Crestar has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Not applicable to Crestar.

     The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Crestar are as follows:


Directors and Director/Officers:

Richard M. Bagley
President of Bagley Investment Company
P. O. Box 9
Hampton, VA  23669

J. Carter Fox
President and Chief Executive Officer of Chesapeake Corporation
P. O. Box 2350
Richmond, VA 23218-2350

Bonnie Guiton Hill
Dean of the McIntire School
of Commerce
Monroe Hall
University of Virginia
Charlottesville, VA 22903

Gene A. James
President and Chief Executive Officer of Southern States
Cooperative, Inc.
P. O. Box 26234
Richmond, VA 23260

H. Gordon Leggett, Jr.
Executive Vice President of Leggett Stores
P. O. Box 10398
Lynchburg, VA 24506

Charles R. Longworth
Chairman, President and Chief Executive Officer of The Colonial
Williamsburg Foundation
P. O. Box 8
Williamsburg, VA 23187

Patrick J. Maher
President and Chief Executive Officer of Washington Gas
1100 H Street, N.W.
Washington, D.C. 20080

Frank E. McCarthy
Executive Vice President of National Automobile Dealers
Association
8400 Westpark Drive
McLean, VA 22102

G. Gilmer Minor, III
President and Chief Executive Officer of Owens & Minor, Inc.
P. O. Box 27626
Richmond, VA 23261

Gordon F. Rainey, Jr.
Partner of Hunton & Williams
951 East Byrd Street
Richmond, VA  23219

Frank S. Royal, M.D.
President and Member of Frank S. Royal, M.D., P.C.
1122 North 25th Street Suite A
Richmond, VA 23223

Richard G. Tilghman
Chairman and Chief Executive Officer of Crestar
919 East Main Street
Richmond, VA  23219

Eugene P. Trani
President of Virginia Commonwealth University
910 West Franklin Street
Richmond, VA 23284

L. Dudley Walker
Chairman of Bassett-Walker, Inc.
P. O. Box 5423
Martinsville, VA 24115

James M. Wells III
President of Crestar
919 East Main Street
Richmond, VA  23219

Karen Hastie Williams
Partner of Crowell & Moring
1001 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2505


Non-Director Officers:

William K. Butler, II
President - Eastern Region
Crestar Financial Corporation
919 East Main Street
Richmond, VA 23219

William M. Ginther
Group Executive Vice
President - Technology &
Operations
Crestar Financial Corporation
919 Eat Main Street
Richmond, VA  23219

C. Garland Hagen
Corporate Executive
Vice President - Investment Bank
Crestar Financial Corporation
919 East Main Street
Richmond, VA 23219

F. Edward Harris
President - Western Region
Crestar Financial Corporation
919 East Main Street
Richmond, VA 23219

William C. Harris
Corporate Executive
Vice President & President
Greater Washington Banking
Crestar Financial Corporation
919 East Main Street
Richmond, VA 2321

C.T. Hill
President - Capital Region
Crestar Financial Corporation
919 East Main Street
Richmond, VA 232199

James J. Kelly
Group Executive Vice President
Management Resources Group
Crestar Financial Corporation
919 East Main Street
Richmond, VA  23219

Robert F. Norfleet, Jr.
Corporate Executive
Vice President & Senior
Credit Officer
Crestar Financial Corporation
919 East Main Street
Richmond, VA 23219

O.H. Parrish, Jr.
Corporate Executive
Vice President & President
Virginia Banking
Crestar Financial Corporation
919 East Main Street
Richmond, VA 23219


     To the knowledge of Crestar, none of such persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     To the knowledge of Crestar, all such persons are citizens of the United States of America.

ITEM 3.   Source and Amount of Funds or Other Consideration.

     Any purchase by Crestar of Loyola Common Stock covered by this Schedule would be made from working capital. The total amount of such funds to be utilized for such purpose is not anticipated to exceed $40,336,050.

ITEM 4.   Purpose of Transaction.

     On April 27, 1995, the Board of Directors of Crestar approved a Letter Agreement (the "Letter Agreement") dated April 27, 1995, between Loyola and Crestar; Loyola's Board had authorized its chief executive officer to enter into the Letter Agreement. The Letter Agreement is to be merged into a definitive acquisition agreement prior to May 31, 1995. Loyola will be merged into Crestar, with Crestar as the surviving corporation (the "Merger"). In connection with the Merger, each share of Loyola Common Stock outstanding immediately prior to consummation of the Merger (other than shares held by Crestar) will be converted into and represent the right to receive shares of common stock of Crestar ("Crestar Common Stock").

     In the Merger, each share of Loyola Common Stock will be converted into a fraction of a share of Crestar Common Stock, determined in accordance with the Exchange Ratio. The "Exchange
Ratio" will be calculated as follows:

          (a) if the Average Closing Price (as defined below) is between $43.478 and $46.375, the Exchange Ratio shall be
     0.690 (the quotient of (A) $32.00 divided by (B) $46.375).

          (b) if the Average Closing Price is greater than $46.375, the Exchange Ratio shall be the quotient of (A) $32.00 divided by (B) the Average Closing Price, rounded to the nearest one-one thousandth of a share, provided that the Exchange Ratio shall not be less than 0.640.

          (c) if the Average Closing Price is less than $43.478, the Exchange Ratio shall be the quotient of (A) $30.00 divided by (B) the Average Closing Price, rounded to the nearest one-one thousandth of a share, provided that the Exchange Ratio shall not be greater than 0.750. The Agreement may be terminated by Loyola, by action of its Board of Directors, at any time during the five-day period prior to the fifth day prior to the closing date, if the Average Closing Price is less than $40.00, provided, however, that Crestar shall have the option of increasing the consideration to be received by holders of Loyola Common Stock hereunder by adjusting the Exchange Ratio to a number equal to a quotient, the numerator of which is the product of $40.00 times the Exchange Ratio then in effect and the denominator of which is the Average Closing Price. In such case, Crestar shall give prompt written notice to Loyola of such election and of the revised Exchange Ratio, and in such event no termination shall be deemed to have occurred and the Agreement shall remain in full force and effect in accordance with its terms.

     As used herein, "Average Closing Price" shall mean the average closing price of Crestar Common Stock as reported on the New York Stock Exchange for each of the 10 trading days ending on the tenth day prior to the closing date.

     At the effective time of the Merger, Outstanding Options (as defined in the Letter Agreement) granted by Loyola to purchase shares of Loyola Common Stock which are unexercised immediately prior thereto shall be converted as to each whole share subject to such Outstanding Option into an option (each, an "Exchange Option") to purchase such number of shares of Crestar common stock at such exercise price as is determined as provided below (and otherwise having the same duration, tax consequences, and other terms as the Outstanding Option):

          (a) the number of shares of Crestar Common Stock to be subject to the Exchange Option shall be equal to the product of (A) the number of shares of the Loyola Common Stock subject to the Outstanding Option multiplied by (B) the Exchange Ratio, the product being rounded, if necessary, up or down, to the nearest whole share;

          (b) the per share exercise price under the Exchange Option shall be equal to (A) the per share exercise price under the Outstanding Option divided by (B) the Exchange Ratio, with any fractional cent rounded up to the next whole cent.


     Consummation of the Merger will be subject to certain usual conditions, including (i) negotiation of a definitive agreement
(ii) approval by Loyola shareholders; (iii) receipt of all requisite regulatory approvals; and (iv) other customary conditions. It is expected that the definitive agreement can be terminated by, among other things, (i) either party if the other party has materially breached its covenants, agreements, representations or warranties, (ii) either party if the conditions precedent to such party's obligations have not been satisfied or fulfilled or would be impossible to satisfy and,
(iii) either party if the Merger is not consummated by March 31, 1996.

     Crestar and Loyola have entered into a Stock Option Agreement, dated as of April 27, 1995 ("Option Agreement"), pursuant to which Loyola issued to Crestar an option (the "Option") to purchase up to 1,613,442 shares of Loyola Common Stock at a purchase price of $25.00 per share.

     Crestar may exercise the Option upon the occurrence of certain events ("Purchase Events"). The Option Agreement provides that a Purchase Event shall mean the occurrence of any of the following events after the date of execution of the Option
Agreement: (i) Loyola, without having received Crestar's prior written consent, shall have entered into an agreement with any person to (x) merge, consolidate or enter into any similar transaction with Loyola except as contemplated in the Letter Agreement and the definitive agreement; (y) purchase, lease or otherwise acquire all or substantially all of the assets of Loyola; or (z) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 15% or more of the voting power of Loyola; (ii) any person (other than Crestar and its subsidiary banks in a fiduciary capacity, or Loyola and Loyola Savings Bank FSB in a fiduciary capacity) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 15% or more of the outstanding shares of Loyola Common Stock; (iii) any person shall have made a bona fide proposal to Loyola by public announcement or written communication that is or becomes the subject of public disclosure to acquire Loyola or Loyola Savings Bank FSB by merger, consolidation, purchase of all or substantially all of its assets or any other similar transaction, and following such bona fide proposal the shareholders of Loyola vote not to adopt the Merger; or (iv) Loyola shall have willfully breached certain specified covenants contained in the Letter Agreement or the definitive agreement following a bona fide proposal to acquire by merger, consolidation, purchase of all or substantially all of its assets or any other similar transaction, which breach would entitle Crestar to terminate the Letter Agreement or the definitive agreement (without regard to the cure periods provided for therein) and such breach shall not have been cured prior to the date on which Crestar shall notify Loyola of its intent to exercise the Option.

     The Option may be exercised in whole or in part, at one or more closings, and may be exercised at any time if a Purchase Event shall have occurred and be continuing and before the Option Agreement is terminated, unless Crestar shall have breached in any material respect any material covenant or representation contained in the Letter Agreement or the definitive agreement and such breach has not been cured. The Option Agreement provides that to the extent that it shall have not been exercised, the Option shall terminate (i) on the effective date of the Merger;
(ii) upon the termination of the Letter Agreement or the definitive agreement in accordance with the provisions thereof (other than a termination resulting from a willful breach by Loyola of certain specified covenants contained therein or, following the occurrence of a Purchase Event, failure of Loyola's shareholders to approve the Merger by the vote required under applicable law); or (iii) 12 months after termination of the definitive agreement due to a willful breach by Loyola of certain specified covenants contained therein or, following the occurrence of a Purchase Event, failure of Loyola's shareholders to approve the Merger by the vote required under applicable law.

     The Letter Agreement and the Option Agreement are attached as exhibits and are incorporated by reference and made a part hereof to the same extent as if set forth herein in full. The above summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Letter Agreement and the Option Agreement.

     Except as set forth above and below (including Item 6), neither Crestar, nor to the knowledge of Crestar, any executive officer or director of Crestar, has any plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of Loyola, or the disposition of securities of Loyola;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Loyola or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of Loyola or any of its subsidiaries;

     (d) any change in the present board of directors or management of Loyola, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of Loyola;

     (f) any other material change in Loyola's business or corporate structure;

     (g) changes in Loyola's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Loyola by any person;

     (h) causing a class of securities of Loyola to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of Loyola to become eligible for termination of registration pursuant to
          Section 12(g)(4) of the Securities Exchange Act of
          1934; or

     (j)  any action similar to those enumerated above.

     Crestar reserves the right to change its intentions with respect to any or all of the foregoing and its right to act either alone or together with any other person or group.

ITEM 5.   Interest in Securities of the Issuer.

     (a) An aggregate of 1,613,442 shares of Loyola Common Stock would be owned by Crestar upon exercise of the Option, representing approximately 19.9% of Loyola Common Stock (on a post-purchase basis). Neither Crestar nor any director or officer of Crestar identified in Item 2 owns any other shares of Loyola Common Stock and has the right to purchase any other shares of Loyola Common Stock.

     (b) Crestar does not possess sole or shared voting and dispositive power over any of the shares of Loyola Common Stock covered by this Schedule.

     (c) No transactions in Loyola Common Stock other than those reported in this Schedule have been effected by Crestar, or, to the knowledge of Crestar, any director or officer of Crestar identified in Item 2, within the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.

     See Item 4 hereof for a description of the Option Agreement and the Letter Agreement.

ITEM 7.   Material to be Filed as Exhibits.

     Filed herewith are these exhibits:

     (a)  Letter Agreement dated April 27, 1995, among Crestar,
Crestar Bank and Loyola.

     (b) Stock Option Agreement, dated as of April 27, 1995, between Crestar and Loyola.


                           SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule
13D is true, complete and correct.

Dated:  May 8, 1995           CRESTAR FINANCIAL CORPORATION



                              By /s/ John C. Clark, III
                                   John C. Clark, III, Senior
                                    Vice President and General
                                    Counsel